mike blankenship

Managing Partner

1.713.651.2678

MBlankenship@winston.com

July 2, 2024

Tyler Howes

Jason Drory

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	NKGEN BIOTECH, INC. Amendment No. 4 to Registration Statement on Form S-1 Filed June 27, 2024 File No. 333-275094

Ladies and Gentlemen:

On behalf of our client, NKGEN BIOTECH, INC. (the “Company”), we are writing to submit the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered on July 2, 2024, with respect to the above referenced filing.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Reference is made to the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company on October 19, 2023.

Amendment No. 4 to Registration Statement on Form S-1 General

1.	We note your disclosure on page 203 that your selling securityholders may sell their securities to or through underwriters. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms its understanding that the retention by a selling stockholder of an underwriter would constitute a material change to its plan of distribution requiring a post-effective amendment and consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

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 If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael Blankenship
Michael Blankenship

cc:	Paul Y. Song, Chief Executive Officer, NKGEN BIOTECH, INC.

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